Exhibit10.2.4.1
August 29, 2018
By Mail
Charles M. Gates
777 Preston Street, Apt #37H
Houston, TX 77002

Re: Letter Addressing Code Section 280G Gross-Up and Retirement Severance Benefit
Dear Charlie:
This letter will serve to (i) summarize for you important details associated with your compensation, including the addition of a tax-gross up for excise taxes incurred under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) and severance benefits and to (ii) amend certain items set forth in your offer letter with Calpine Corporation (the “Company”), dated February 23, 2016 (“Offer Letter”) accordingly.
In order to provide you with this Code Section 280G tax gross-up benefit, we are adding the language set forth set forth in Exhibit A, attached hereto, in a new paragraph “Section 280G Gross-Up”. Further, your Offer Letter will be amended to replace the current “Severance Benefits Eligibility” paragraph, with the language set forth in Exhibit A and the “Equity Award Program” paragraph of your Offer Letter shall be deleted in its entirety.
Please sign and date this letter below and return the signed and dated letter to me on or before August 29, 2018 to acknowledge the revised terms of your Offer Letter.

Sincerely,

Calpine Corporation

		By:	/s/ HETHER BENJAMIN BROWN
		Name:	Hether Benjamin Brown
		Title:	Sr. Vice President, Chief Administrative Officer
ACKNOWLEDGED & AGREED

Charles M. Gates

By:	/s/ CHARLES M. GATES
Name:	Charles M. Gates
Title:	Executive Vice President, Power Operations

Exhibit A

Severance Benefits Eligibility:
As an Executive Vice President, and in the event of severance, your severance benefits are defined and will be subject to the Calpine Corporation Change in Control and Severance Benefits Plan, as in effect as of today’s date (the “Plan”). Your status as a Tier 3 Participant, and your benefits as a Tier 3 Participant set forth in the Plan as it stands today will remain unchanged notwithstanding anything to the contrary in Section 2.01(a) or Section 7.03 of the Plan. For the avoidance of doubt, any target bonus amount under the Plan shall be determined based on your participation in the Calpine Incentive Plan and not any other bonus program or arrangement. Notwithstanding the foregoing, following the third anniversary of the date of this letter, if your employment terminates for any reason, you shall be entitled to the benefits provided in this paragraph, without duplication of any other severance payments for which you may be eligible under the Plan:
(a)
Calpine shall, on the date on which bonuses are paid to all other employees, provided that such payment shall be made in all events in the calendar year immediately following the calendar year of such termination of employment, pay you an amount equal to your annual cash bonus that you would have been entitled to receive in respect of the fiscal year in which the termination date occurs, had you continued in employment until the end of such fiscal year, which amount, determined based on Calpine’s actual performance for such year relative to the performance goals applicable to you, shall be multiplied by a fraction (i) the numerator of which is the number of days in such fiscal year through the termination date and (ii) the denominator of which is 365;
(b)
upon your election, CPN Management’s, LP, a Delaware limited partnership (the “Partnership”) and/or Calpine’s exercise of the Partnership Redemption Right (as defined in the Amended and Restated Limited Partnership Agreement of CPN Management, LP, dated and effective as of March 8, 2018 (the “LP Agreement”)), and/or the Calpine Repurchase Right (as defined in the LP Agreement), respectively, and/or any other applicable call right in favor of the Partnership and/or Calpine that may be applicable to vested Class B Interests (as defined in the LP Agreement) under the plans, documents and agreements governing such interests shall be subject to your consent, which may be withheld in your absolute discretion.

Section 280G Gross-Up:
(a) Calpine shall pay to or for your benefit, at the time specified in this paragraph, an additional amount (the “Gross-up Payment”) such that the net after-tax amount of the Gross-Up Payment retained by you, after deduction of any Excise Tax (as defined below) and any federal and state and local taxes imposed on the Gross-Up Payment itself, shall be equal to the Excise Tax imposed on the 280G Payments (as defined below) if:

(i)    there is a change in the ownership of Calpine, a change in the effective control of Calpine or a change in the ownership of a substantial portion of the assets of Calpine (in each case, within the meaning of Section 280G of Code and the regulations thereunder);
(ii)    immediately before the change described in subparagraph (a)(i), the stock in Calpine was readily tradeable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations thereunder); and
(iii)    it is determined that any payments, rights or benefits, or the lapse or termination of any restriction, whether pursuant to the terms of this Offer Letter or any other plan, arrangement or agreement between you and Calpine or with any person affiliated with Calpine, or with any person who acquires ownership or effective control or ownership of a substantial portion of Calpine’s assets (within the meaning of Section 280G of the Code and the regulations thereunder) or with any affiliate of such person, and whether or not your employment has then terminated (collectively, the “280G Payments”), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are collectively referred to as the “Excise Tax”).
The Gross-Up Payment shall be paid to or for your benefit no later than fifteen (15) business days prior to the date by which you are required to pay the Excise Tax or any portion thereof to any federal, state or local taxing authority, without regard to extensions, subject to the terms of this paragraph.
(b)    For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence in the calendar year in which the Gross-Up Payment is made, net of the maximum reduction in federal income taxes, if any, which could be obtained from deduction of such state and local taxes. For the avoidance of doubt, the intent of the Gross-Up Payment is solely to make the imposition of the Excise Tax tax-neutral for you.
(c)    Subject to any determinations made by the Internal Revenue Service (the “IRS”), all determinations required to be made under this paragraph relating to the Gross-Up Payment, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm or a consulting firm (the “Accountants”) as may be designated by Calpine and that is not serving as accountant or auditor for Calpine or the individual, entity or group effecting the

Change in Control (as defined in the award agreement granting you Class B Interests (as defined in the Amended and Restated Limited Partnership Agreement of CPN Management, LP, dated and effective as of March 8, 2018), which shall provide detailed supporting calculations both to you and Calpine. All fees and expenses of the Accountants will be borne by Calpine. Subject to any determinations made by the IRS, determinations of the Accountants under this Offer Letter with respect to (i) the initial amount of any Gross-Up Payment and (ii) any subsequent adjustment of such payment shall be binding on you and Calpine.
(d)    In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder, you shall repay to Calpine at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction, with the amount of such repayment determined by the Accountants; provided, however, that if Calpine determines that such repayment obligation would be or result in an unlawful extension of credit under Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), repayment shall not be required. In the event that the Excise Tax is determined by the Accountants to exceed the amount taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), Calpine shall make an additional Gross-Up Payment in respect of such excess (plus any interest and penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.
(e)    You shall notify Calpine of any audit or review by the IRS of your federal income tax return for the year in which a payment under this Offer Letter is made within ten (10) days of your receipt of notification of such audit or review. You shall not pay any IRS claim resulting from any such audit or review prior to the expiration of the thirty (30)-day period following the date on which he gives notice to Calpine (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Calpine notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:
(i)    give Calpine any information reasonably requested by Calpine relating to such claim;
(ii)    take such action in connection with contesting such claim as Calpine shall reasonably request in writing from time to time, including without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Calpine;
(iii)    cooperate with Calpine in good faith in order to effectively contest such claim; and
(iv)    permit Calpine to participate in any proceedings relating to such claim; provided, however, that Calpine shall bear directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or federal, state and local income and employment tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subparagraph (e), Calpine shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or to contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Calpine shall determine; provided, however, that if Calpine directs you to pay such claim and sue for a refund, Calpine shall advance the amount of such payment to you, on an after-tax basis, and shall hold you harmless from any Excise Tax or federal, state or local income or employment tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to your payment of taxes for the taxable year with respect to with such contested amount is claimed to be due is limited solely to such contested amount. The Company’s control of the contest, however, shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and you shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority. If, after your receipt of an amount advanced by Calpine pursuant to this subparagraph, you become entitled to receive any refund with respect to such claim, you shall (subject to Calpine’s complying with the requirements of this subparagraph) promptly pay to Calpine the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto); provided, however, that if Calpine determines that such repayment obligation would be or result in an unlawful extension of credit under Section 13(k) of the Exchange Act, repayment shall not be required. If, after your receipt of an amount advanced by Calpine pursuant to this subparagraph, a determination is made that you shall not be entitled to any refund with respect to any such claim and Calpine does not notify you in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
(f)    If, other than in the circumstances described in subparagraph (a), it is determined that any of the 280G Payments would be subject to the Excise Tax, then, to the extent necessary to make such portion of the 280G Payments not subject to the Excise Tax (and after taking into account any reduction in the 280G Payments provided by reason of Section 280G of the Code under any other plan, arrangement or agreement), the portion of the 280G Payments that do not constitute deferred compensation within the meaning of Section 409A shall first be reduced (if necessary, to zero), and all other 280G Payments shall thereafter be reduced (if necessary, to zero) with cash payments being reduced before noncash payments, and payments to be paid last being reduced first, but only if (i) the net amount of such 280G Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced 280G Payments and after taking into account any phase out of itemized deductions and personal exemptions attributable to such reduced 280G Payments) is greater than or equal to (ii) the net amount of such 280G Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such 280G Payments and the amount of Excise Tax to which you would be subject in respect of such unreduced 280G Payments and after taking into account any phase out of itemized deductions and personal exemptions attributable to such unreduced 280G Payments).